Faegre Drinker Biddle & Reath LLP

1144 15th Street, Suite 3400

Denver, Colorado 80202

+1 303 607 3500 main

+1 303 607 3600 fax

By EDGAR

August 20, 2024

Patrick Fullem

Daniel Crawford

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:Century Casinos, Inc.

Definitive Proxy Statement on Schedule 14A

Filed on April 29, 2024

File No. 000-22900

Dear Messrs. Fullem and Crawford:

On behalf of Century Casinos Inc. (the “Company”), below is the Company’s response to the comment of the Securities and Exchange Commission’s staff (the “Staff”) set forth in the letter from Patrick Fullem and Daniel Crawford, dated August 15, 2024 relating to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2024.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type.

COMMENT RESPONSES

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 52

1.We note that you have included net (loss) earnings attributable to Century Casinos, Inc. shareholders in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K

Compliance and Disclosure Interpretations Question 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

Company Response: The Company respectfully acknowledges the Staff’s comment and will modify its pay versus performance table to include net income (loss), as reported in the Company’s audited GAAP financial statements, in column (h) for all years covered by the table in future filings.

Should you have any questions, please feel free to contact me at 303-877-3383.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jeffrey A. Sherman

Jeffrey A. Sherman

cc: Erwin Haitzmann, Ph.D., Chairman of the Board and Co-Chief Executive Officer

Margaret Stapleton, Chief Financial Officer